SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)*

                        ADELPHIA BUSINESS SOLUTIONS, INC.
                  (FORMERLY HYPERION TELECOMMUNICATIONS, INC.)

                                (Name of Issuer)

                              Class A Common Stock

                         (Title of Class of Securities)

                                    006847107

                                 (CUSIP Number)

                         Carl E. Rothenberger, Jr., Esq.
                                One Oxford Centre
                          301 Grant Street, 20th Floor
                            Pittsburgh, PA 15219-1410
                              Phone: (412) 562-8826

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 11, 2002

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:        006847107

         (1) Names of Reporting Persons and I.R.S. Identification Nos. of Above Persons (Entities Only)

                  Adelphia Communications Corporation (I.R.S. Identification No. 23-2417713)

         (2)      Check the Appropriate Box if a Member of a Group     (a)
                                                                       (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                                           N/A

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization:

                  Delaware

          Number of            (7)     Sole Voting Power                                                   -0- Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                                 -0- Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                              -0- Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                            -0- Shares


         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                                       -0-

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                      0.0%

         (14)     Type of Reporting Person (See Instructions)
                                       CO

CUSIP No.:        006847107

         (1) Names of Reporting Persons and I.R.S. Identification Nos. of Above Persons (Entities Only)

                  John J. Rigas

         (2)      Check the Appropriate Box if a Member of a Group     (a)
                                                                       (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                    AF/PF/SC

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization:

                  United States of America


          Number of            (7)     Sole Voting Power                                             3,112,227 Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                          19,181,611 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                        3,112,227 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                     19,181,611 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  22,293,838 (which includes 48,788 shares beneficially owned by Dorellenic, 9,360,656 shares beneficially owned or deemed to be beneficially owned by Highland Holdings and 1,494,288 shares beneficially owned by Highland Holdings II, each a general partnership in which John J. Rigas is a general partner, and 7,083,370 shares beneficially owned by Highland 2000, L.P. and 1,194,509 shares beneficially owned by Doris Holdings, L.P., each a limited partnership, plus 3,112,227 shares directly owned by John J. Rigas).**

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                     17.0%**

         (14)     Type of Reporting Person (See Instructions)
                                       IN


** Please see Item 5 and Schedule C for further explanation.

CUSIP No.:        006847107

         (1) Names of Reporting Persons and I.R.S. Identification Nos. of Above Persons (Entities Only)

                  Michael J. Rigas

         (2)      Check the Appropriate Box if a Member of a Group      (a)
                                                                        (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                    AF/PF/SC

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization:

                  United States of America


          Number of            (7)     Sole Voting Power                                             1,023,592 Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                          19,181,611 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                        1,023,592 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                     19,181,611 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  20,205,203 (which includes 48,788 shares beneficially owned by Dorellenic, 9,360,656 shares beneficially owned or deemed to be beneficially owned by Highland Holdings and 1,494,288 shares beneficially owned by Highland Holdings II, each a general partnership in which Michael J. Rigas is a general partner, and 7,083,370 shares beneficially owned by Highland 2000, L.P. and 1,194,509 shares beneficially owned by Doris Holdings, L.P., each a limited partnership, plus 1,023,592 shares directly owned by Michael J. Rigas).**

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                     15.7%**

         (14)     Type of Reporting Person (See Instructions)
                                       IN


** Please see Item 5 and Schedule C for further explanation.

CUSIP No.:        006847107

         (1) Names of Reporting Persons and I.R.S. Identification Nos. of Above Persons (Entities Only)

                  Timothy J. Rigas

         (2)      Check the Appropriate Box if a Member of a Group      (a)
                                                                        (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                    AF/PF/SC

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization:

                  United States of America

          Number of            (7)     Sole Voting Power                                             1,013,592 Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                          19,181,611 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                        1,013,592 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                    19, 181,611 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  20,195,203 (which includes 48,788 shares beneficially owned by Dorellenic, 9,360,656 shares beneficially owned or deemed to be beneficially owned by Highland Holdings and 1,494,288 shares beneficially owned by Highland Holdings II, each a general partnership in which Timothy J. Rigas is a general partner, and 7,083,370 shares beneficially owned by Highland 2000, L.P. and 1,194,509 shares beneficially owned by Doris Holdings, L.P., each a limited partnership, plus 1,013,592 shares directly owned by Timothy J. Rigas).**

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                     15.6%**

         (14)     Type of Reporting Person (See Instructions)
                                       IN


** Please see Item 5 and Schedule C for further explanation.

CUSIP No.:        006847107

         (1) Names of Reporting Persons and I.R.S. Identification Nos. of Above Persons (Entities Only)

                  James P. Rigas

         (2)      Check the Appropriate Box if a Member of a Group     (a)
                                                                       (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                    AF/PF/SC

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization:

                  United States of America

          Number of            (7)     Sole Voting Power                                               682,781 Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                          19,181,611 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                          682,781 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                     19,181,611 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  19,864,392 (which includes 48,788 shares beneficially owned by Dorellenic, 9,360,656 shares beneficially owned or deemed to be beneficially owned by Highland Holdings and 1,494,288 shares beneficially owned by Highland Holdings II, each a general partnership in which James P. Rigas is a general partner, and 7,083,370 shares beneficially owned by Highland 2000, L.P. and 1,194,509 shares beneficially owned by Doris Holdings, L.P., each a limited partnership, plus 682,781 shares directly owned by James J. Rigas).**

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                     15.4%**

         (14)     Type of Reporting Person (See Instructions)
                                       IN


** Please see Item 5 and Schedule C for further explanation.

CUSIP No.:        006847107

         (1) Names of Reporting Persons and I.R.S. Identification Nos. of Above Persons (Entities Only)

                  Ellen Rigas Venetis

         (2)      Check the Appropriate Box if a Member of a Group    (a)
                                                                      (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                    AF/PF/SC

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization:

                  United States of America


          Number of            (7)     Sole Voting Power                                                90,335 Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                          17,987,102 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                           90,335 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                     17,987,102 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  18,077,437 (which includes 48,788 shares beneficially owned by Dorellenic, 9,360,656 shares beneficially owned or deemed to be beneficially owned by Highland Holdings and 1,494,288 shares beneficially owned by Highland Holdings II, each a general partnership in which Ellen Rigas Venetis is a general partner, and 7,083,370 shares beneficially owned by Highland 2000, L.P., a limited partnership, plus 90,335 shares directly owned by Ellen Rigas Venetis).**

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                     14.1%**

                  (14)Type of Reporting Person (See Instructions)
                                       IN


** Please see Item 5 and Schedule C for further explanation.

CUSIP No.:        006847107

         (1) Names of Reporting Persons and I.R.S. Identification Nos. of Above Persons (Entities Only)

                  Highland 2000, L.P.

         (2)      Check the Appropriate Box if a Member of a Group   (a)
                                                                     (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                                      AF/PF/OO

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization:

                  State of Delaware

          Number of            (7)     Sole Voting Power                                                   -0- Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                           7,083,370 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                              -0- Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                      7,083,370 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                                    7,083,370

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                      5.5%

         (14)     Type of Reporting Person (See Instructions)
                                       PN

CUSIP No.:        006847107

         (1) Names of Reporting Persons and I.R.S. Identification Nos. of Above Persons (Entities Only)

                  Highland 2000, LLC

         (2)      Check the Appropriate Box if a Member of a Group    (a)
                                                                      (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                    AF/PF/OO

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization:

                  State of Delaware

          Number of            (7)     Sole Voting Power                                                   -0- Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                           7,083,370 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                              -0- Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                      7,083,370 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                                    7,083,370

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                      5.5%

         (14)     Type of Reporting Person (See Instructions)
                                       OO

CUSIP No.:        006847107

         (1) Names of Reporting Persons and I.R.S. Identification Nos. of Above Persons (Entities Only)

                  Highland Holdings

         (2)      Check the Appropriate Box if a Member of a Group   (a)
                                                                     (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                    AF/PF/OO

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization:

                  Commonwealth of Pennsylvania

          Number of            (7)     Sole Voting Power                                                   -0- Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                           9,360,656 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                              -0- Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                      9,360,656 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                                    9,360,656

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                      7.7%

         (14)     Type of Reporting Person (See Instructions)
                                       IN

This Amendment No. 2 to Schedule 13D ("Amendment No. 2") relates to the Class A Common Stock, par value $.01 per share, of Adelphia Business Solutions, Inc., a Delaware corporation ("ABIZ" or the "Company"). This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the Commission on May 18, 1998, as amended and supplemented by Amendment No. 1 (collectively, the "Schedule 13D Filings"). As of January 11, 2002, Adelphia Communications Corporation, a Delaware corporation ("Adelphia"), distributed the Company's shares of Common Stock (as defined below) Adelphia owned to the stockholders of Adelphia in the form of a stock dividend (the "Spin-off"). As a result of the Spin-off, among others, (i) Adelphia no longer owns shares of Common Stock of the Company, (ii) certain Reporting Persons under the Schedule 13D Filings have increased their direct ownership of shares of Common Stock and (iii) certain stockholders of Adelphia who are controlled by the previous Reporting Persons under the Schedule 13D Filings have become Reporting Persons under this Amendment No. 2.

1.       SECURITY AND ISSUER

                  This statement relates to the Class A Common Stock, par value $.01 per share, of Adelphia Business Solutions, Inc., whose principal executive offices are located at One North Main Street, Coudersport, Pennsylvania 16915. The shares of Class B Common Stock, par value $.01 per share, of the Company are convertible into shares of Class A Common Stock on a one-to-one basis at the option of the holder. The Company's Class A Common Stock is registered under the Securities Exchange Act of 1934 ("Exchange Act") while the Company's Class B Common Stock, par value $.01 per share, has not been so registered. The Class A Common Stock and the Class B Common Stock are referred to collectively herein as the "Common Stock."

2.       IDENTITY AND BACKGROUND

                  The Reporting Persons include John J. Rigas, Michael J. Rigas, Timothy J. Rigas, James P. Rigas and Ellen Rigas Venetis (collectively, the "Rigas Reporting Persons") and Adelphia, Highland 2000, L.P. ("Highland 2000"), Highland 2000, LLC, Highland Holdings ("Highland"), who together with the Rigas Reporting Persons are referred to herein collectively as the "Reporting Persons" and each as a "Reporting Person". The principal business and office address of each of the Reporting Persons is One North Main Street, Coudersport, Pennsylvania 16915.

                  Highland 2000 is a Delaware limited partnership whose general partner is Highland 2000, LLC, a Delaware limited liability company. All of the individuals who are the executive officers, directors, controlling persons and/or members of Highland 2000, LLC include the Rigas Reporting Persons, each of whom is listed in Schedule A hereto.

                  Highland is a Pennsylvania general partnership. All of the individuals who are the general partners of Highland include the Rigas Reporting Persons, each of whom is listed on Schedule A hereto.

                  See Schedule A for (1) the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each Rigas Reporting Person and each executive officer, director and controlling person of Adelphia and (2) a listing of the directors, executive officers and controlling persons of Adelphia.

                  During the last five years, no Reporting Person, nor any partner, member, executive officer or director thereof, has been convicted in a criminal proceeding (excluding traffic violations and other minor offenses), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  Each of the Rigas Reporting Persons, and each executive officer, director and individual controlling person of Adelphia, is a citizen of the United States. The Reporting Persons are filing this Schedule 13D jointly pursuant to an agreement filed herewith as Exhibit 15.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The Reporting Persons (excluding Adelphia) acquired shares of Common Stock as a result of the Spin-off. Shares acquired by the Reporting Persons (excluding Adelphia) as a result of the Spin-off are set forth on Schedule B hereto. No consideration was used in the acquisition of these shares.

As a result of the Spin-off, Adelphia no longer owns any shares of Common Stock.

4.       PURPOSE OF TRANSACTION

                  As stated above in Item 3, the Reporting Persons (excluding Adelphia) acquired shares of Common Stock as a result of the Spin-off. In addition, as a result of the Spin-off, Adelphia no longer owns any shares of Common Stock. The Reporting Persons (excluding Adelphia) intend to hold the Common Stock for investment purposes. As a result of their ownership of the Common Stock of ABIZ, the Reporting Persons (excluding Adelphia), collectively, have the power to elect the entire Board of Directors of ABIZ.

5.       INTEREST IN SECURITIES OF THE ISSUER

(a) Each of the Rigas Reporting Persons directly owns shares of Class A Common Stock and shares of Class B Common Stock of the Company. Highland directly owns Class A Common Stock. Highland 2000, LLC owns, and Highland 2000 directly owns, the same shares of Class B Common Stock. The Class B Common Stock owned by Highland 2000, Highland 2000, LLC and the Rigas Reporting Persons is convertible into shares of Class A Common Stock and is therefore treated for purposes of this statement as beneficial ownership of shares of Class A Common Stock. Schedule C hereto sets forth, with respect to each Rigas Reporting Persons, Highland, Highland 2000 and Highland 2000, LLC, the aggregate number of shares of Class A Common Stock, and the percentage of outstanding Class A Common Stock, which may be deemed to be beneficially owned by each such person and each such entity (in each case assuming that such person or entity alone converts all of his, her or its shares of Class B Common Stock into shares of Class A Common Stock) as of the close of business on February 28, 2002, based on 121,058,968 shares of Class A Common Stock outstanding. Each of the Reporting Persons disclaims beneficial ownership of shares of Class A and Class B Common Stock owned directly by other Rigas Reporting Persons. The amount of shares reported by Ellen Rigas Venetis in this Amendment No. 2 does not include 26,245 shares of Class A Common Stock owned directly by her spouse, Peter L. Venetis, of which shares she disclaims beneficial ownership.

(b) Schedule C describes with respect to each of the Rigas Reporting Persons and Highland 2000, Highland 2000, LLC and Highland, the shares of Class A Common Stock which may be deemed to be beneficially owned by such persons as to which each person has (i) the sole power to vote or to direct the vote; (ii) shared power to vote or to direct the vote; (iii) sole power to dispose or to direct the disposition; and (iv) shared power to dispose or to direct the disposition.

(c) Except as set forth in Item 3 and Schedule B hereto, which are incorporated herein by reference, no filing person has effected any transaction in the Class A or Class B Common Stock during the past sixty (60) days.

(d)      Not applicable.

(e) Adelphia ceased being deemed a beneficial owner of more than 5% of the Class A Common Stock as of January 11, 2002 as a result of the Spin-off.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Except as otherwise described in the Schedule 13D Filings as amended hereby, no Reporting Person has any other contracts, arrangements, understandings or relationships with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

7.       MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.

   15       Joint Filing Agreement and Power of Attorney.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     ADELPHIA COMMUNICATIONS CORPORATION


February 28, 2002                                    By:  /s/Michael J. Rigas
Date                                                 Signature


                                                     Michael J. Rigas, Executive Vice President
                                                     Name/Title


February 28, 2002                                    /s/John J. Rigas
Date                                                 Signature


                                                     John J. Rigas
                                                     Name/Title



February 28, 2002                                    /s/Michael J. Rigas
Date                                                 Signature



                                                     Michael J. Rigas
                                                     Name/Title



February 28, 2002                                    /s/Timothy J. Rigas
Date                                                 Signature



                                                     Timothy J. Rigas
                                                     Name/Title








February 28, 2002                                    /s/James P. Rigas
Date                                                 Signature



                                                     James P. Rigas
                                                     Name/Title



February 28, 2002                                    /s/Ellen Rigas Venetis
Date                                                 Signature



                                                     Ellen Rigas Venetis
                                                     Name/Title



February 28, 2002                                    HIGHLAND HOLDINGS
Date

                                                     By:  /s/ Michael J. Rigas
                                                           Signature

                                                     Michael J. Rigas, Partner
                                                     Name/Title



February 28, 2002                                    HIGHLAND 2000, L.P.
Date

                                                     By:  HIGHLAND 2000, LLC

                                                     By:  /s/ Michael J. Rigas
                                                           Signature


                                                     Michael J. Rigas, Authorized Member
                                                     Name/Title



February 28, 2002                                    HIGHLAND 2000, LLC
Date

                                                     By:  /s/ Michael J. Rigas
                                                           Signature


                                                     Michael J. Rigas, Authorized Member
                                                     Name/Title


                                                              SCHEDULE A
                                                                              TO
CUSIP No. 006847107                            SCHEDULE 13D
                                                           (Amendment No. 2)

Name and Business Address                        Principal Occupation or Employment and Principal
                                                 Business and Address

John J. Rigas                                    Director, Chairman, Chief Executive Officer and
Adelphia Communications Corporation              President, Adelphia Communications Corporation
One North Main Street                            Director and Chairman,
Coudersport, Pennsylvania 16915                  Adelphia Business Solutions, Inc.
                                                 One North Main Street
                                                 Coudersport, Pennsylvania 16915

Michael J. Rigas                                 Director and Executive Vice President,
Adelphia Communications Corporation              Adelphia Communications Corporation
One North Main Street                            Director and Vice Chairman,
Coudersport, Pennsylvania 16915                  Adelphia Business Solutions, Inc.
                                                 One North Main Street
                                                 Coudersport, Pennsylvania 16915

Timothy J. Rigas                                 Director, Executive Vice President, Chief Financial
Adelphia Communications Corporation              Officer and Treasurer,
One North Main Street                            Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                  Director, Vice Chairman and Chief Financial Officer,
                                                 Adelphia Business Solutions, Inc.
                                                 One North Main Street
                                                 Coudersport, Pennsylvania 16915

James P. Rigas                                   Director and Executive Vice President,
Adelphia Communications Corporation              Adelphia Communications Corporation
One North Main Street                            Director, Vice Chairman and Chief Executive Officer,
Coudersport, Pennsylvania 16915                  Adelphia Business Solutions, Inc.
                                                 One North Main Street
                                                 Coudersport, Pennsylvania 16915

Ellen Rigas Venetis                              Self-employed
c/o Adelphia Communications                      c/o Adelphia Communications Corporation
Corporation                                      One North Main Street
One North Main Street                            Coudersport, Pennsylvania 16915
Coudersport, Pennsylvania 16915






Adelphia Communications Corporation
One North Main Street
Coudersport, PA  16915

Pete J. Metros (Adelphia Director)               Managing Director, Siemenes Dematic AG
507 Plymouth Avenue, NE                          507 Plymouth Avenue, NE
Grand Rapids, MI  49505                          Grand Rapids, MI  49505

Peter Venetis (Adelphia Director)                Managing Partner
469 Seventh Avenue, 4th Floor                    Praxis Capital Ventures, L.P.
New York, NY  10018                              469 Seventh Avenue, 4th Floor
                                                 New York, NY  10018

Dennis Coyle (Adelphia Director)                 General Counsel/Secretary
P.O. Box 1400                                    FPL Group, Inc.
700 Universe Boulevard                           P.O. Box 1400
Juno Beach, FL  33408                            700 Universe Boulevard
                                                 Juno Beach, FL  33408

Leslie Gelber (Adelphia Director)                President and COO
1114 Avenue of the Americas                      Caithness Corporation
New York, NY  10036                              1114 Avenue of the Americas
                                                 New York, NY  10036

Erland Kailbourne (Adelphia Director)            President/Chairman
One HSBC Center, Suite 3650                      John R. Oishei Foundation
Buffalo, NY  14203                               One HSBC Center, Suite 3650
                                                 Buffalo, NY  14203

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
                                   SCHEDULE B
                                       TO
CUSIP No. 006847107               SCHEDULE 13D
                                (Amendment No. 2)

                                           Direct Acquisitions as a Result of the Spin-off*


                                                           January 11, 2002

           Reporting Person                    Amount of Class A Shares               Amount of Class B Shares
             John J. Rigas                              35,713                                2,898,514
            James P. Rigas                                -0-                                  532,781
            Michael J Rigas                               99                                   913,493
           Timothy J. Rigas                               99                                   913,493
          Ellen Rigas Venetis                             796                                  89,539
Highland 2000, L.P./ Highland 2000, LLC                   -0-                                 7,083,370
           Highland Holdings                           8,868,156                                 -0-

*        For information regarding acquisitions by Dorellenic, Highland Holdings II and Doris Holdings, L.P. as a result of the
         Spin-off, see Schedule C.

                                   SCHEDULE C
                                       TO
CUSIP No. 006847107                SCHEDULE 13D
                                (AMENDMENT NO. 2)



1.       AMOUNT BENEFICIALLY OWNED

                  SHARED VOTING AND INVESTMENT POWER. The Rigas Reporting Persons share voting and investment power over the shares of Common Stock held by the following Rigas family partnerships: Highland, Highland Holdings II ("Highland II"), Highland 2000, Highland 2000, LLC and Dorellenic. In addition, the Rigas Reporting Persons (excluding Ellen Rigas Venetis) share voting and investment power over the shares of Common Stock held by another Rigas family partnership, Doris Holdings, L.P. ("Doris"). Each of Highland II and Dorellenic is a general partnership in which each of the Rigas Reporting Persons are the sole general partners. Doris is a Delaware limited partnership whose general partner is Eleni Acquisition, Inc. ("Eleni"). The Rigas Reporting Persons (excluding Ellen Rigas Venetis) are the shareholders, directors and officers of Eleni. Each of Highland II, Dorellenic and Doris acquired its 1,494,288, 48,788, 1,194,509 shares of Common Stock, respectively, as a result of the Spin-off. Each of Highland II, Dorellenic and Doris is not included as a Reporting Person in this Amendment No. 2 since it does not beneficially own more than 5% of the Class A Common Stock (as determined under Regulation 13D-G of the Exchange Act).

                  The Rigas Reporting Persons (excluding Ellen Rigas Venetis) share voting and investment power over the same 19,181,611 shares of Class A Common Stock, which number includes 9,360,656 shares of Class A Common Stock beneficially owned by Highland, 1,494,288 shares of Class A Common Stock beneficially owned by Highland II, 1,194,509 shares of Class A Common Stock beneficially owned by Doris, 48,788 shares of Class A Common Stock deemed to be beneficially owned by Dorellenic (i.e., held as Class B Common Stock) and 7,083,370 shares of Class A Common Stock deemed to be beneficially owned or deemed to be beneficially owned by Highland 2000 (i.e., held as Class B Common Stock). Ellen Rigas Venetis shares voting and investment power with the other Rigas Reporting Persons over 17,987,102 shares of Class A Common Stock, which number includes 9,360,656 shares of Class A Common Stock beneficially owned by Highland, 1,494,288 shares of Class A Common Stock beneficially owned by Highland II, 48,788 shares of Class A Common Stock deemed to be beneficially owned by Dorellenic (i.e., held as Class B Common Stock) and 7,083,370 shares of Class A Common Stock deemed to be beneficially owned by Highland 2000 (i.e., held as Class B Common Stock).

                  RIGAS REPORTING PERSONS. Each of the five Rigas Reporting Persons reports sole voting and investment power with respect to shares owned directly by them. John J. Rigas directly owns 213,713 shares of Class A Common Stock and 2,898,514 shares of Class B Common Stock. Michael J. Rigas directly owns 110,099 shares of Class A Common Stock and 913,493 shares of Class B Common Stock. Timothy J. Rigas directly owns 100,099 shares of Class A Common Stock and 913,493 shares of Class B Common Stock. James P. Rigas directly owns 150,000 shares of Class A Common Stock and 532,781 shares of Class B Common Stock. Ellen Rigas Venetis directly owns 796 shares of Class A Common Stock and 89,539 shares of Class B Common Stock.

                  Including the shared amounts of 19,181,611 shares of Common Stock described above with respect to the Rigas Reporting Persons (excluding Ellen Rigas Venetis) and 17,987,102 shares of Common Stock described above with respect to Ellen Rigas Venetis, John J. Rigas, Michael J. Rigas, Timothy J. Rigas, James P. Rigas and Ellen Rigas Venetis are deemed to beneficially own 22,293,838, 20,205,203, 20,195,203, 19,864,392 and 18,077,437 shares, respectively, of the Class A Common Stock of the Company.

                  OTHER REPORTING PERSONS. Highland beneficially owns 9,360,656 shares of Class A Common Stock and Highland 2000 and Highland 2000, LLC are deemed to beneficially own the same 7,083,370 shares of Class A Common Stock (i.e., held directly as Class B Common Stock by Highland 2000). As a result of the Spin-off, Adelphia no longer beneficially owns any shares of Common Stock.

2.       PERCENT OF CLASS

                  JOHN J. RIGAS: Based upon 131,089,640 shares of Class A Common Stock outstanding (which assumes the conversion of 10,030,672 shares of Class B Common Stock held of record by John J. Rigas, Dorellenic and Highland 2000 into shares of Class A Common Stock), John J. Rigas' beneficial ownership represents 17.0%.

                  MICHAEL J. RIGAS: Based upon 129,104,619 shares of Class A Common Stock outstanding (which assumes the conversion of 8,045,651 shares of Class B Common Stock held of record by Michael J. Rigas, Dorellenic and Highland 2000 into shares of Class A Common Stock), Michael J. Rigas' beneficial ownership represents 15.7%.

                  TIMOTHY J. RIGAS: Based upon 129,104,619 shares of Class A Common Stock outstanding (which assumes respectively, for each individual, the conversion of 8,045,651 shares of Class B Common Stock held of record by Timothy J. Rigas, Dorellenic and Highland 2000 into shares of Class A Common Stock), Timothy J. Rigas' beneficial ownership represents 15.6%.

                  JAMES P. RIGAS: Based upon 128,723,907 shares of Class A Common Stock outstanding (which assumes the conversion of 7,664,939 shares of Class B Common Stock held of record by James P. Rigas, Dorellenic and Highland 2000 into shares of Class A Common Stock), James P. Rigas' beneficial ownership represents 15.4%.

                  ELLEN RIGAS VENETIS: Based upon 128,280,665 shares of Class A Common Stock outstanding (which assumes the conversion of 7,221,697 shares of Class B Common Stock held of record by Ellen Rigas Venetis, Dorellenic and Highland 2000 into shares of Class A Common Stock), Ellen Rigas Venetis' beneficial ownership represents 14.1%.

                  HIGHLAND HOLDINGS: Based on 121,058,968 shares of Class A Common Stock outstanding, Highland's beneficial ownership represents 7.7%.

                  HIGHLAND 2000, L.P. (AND, AS TO THE SAME SHARES, HIGHLAND 2000, LLC): Based on 128,142,338 shares of Class A Common Stock outstanding (which assumes the conversion of 7,083,370 shares of Class B Common Stock held by Highland 2000 into Class A Common Stock), the beneficial ownership of Highland 2000 represents 5.5%.

                                   Exhibit 15
                             JOINT FILING AGREEMENT

                  Be it known that the undersigned hereby agree to file jointly a Schedule 13D, including amendments thereto, reporting beneficial ownership of the Class A Common Stock, par value $.01 per share, of Adelphia Business Solutions, Inc.

                                POWER OF ATTORNEY

                  KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints John J. Rigas, Michael J. Rigas, Timothy J. Rigas and James P. Rigas, and each of them, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and revocation, for such person and in such person's name, place and stead, in any and all amendments to the Schedule 13D reporting beneficial ownership of the Class A Common Stock, par value $.01 per share, of Adelphia Business Solutions, Inc. and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                                     ADELPHIA COMMUNICATIONS CORPORATION


February 28, 2002                                    By:  /s/Michael J. Rigas
Date                                                 Signature


                                                     Michael J. Rigas, Executive Vice President
                                                     Name/Title


February 28, 2002                                    /s/John J. Rigas
Date                                                 Signature


                                                     John J. Rigas
                                                     Name/Title



February 28, 2002                                    /s/Michael J. Rigas
Date                                                 Signature



                                                     Michael J. Rigas
                                                     Name/Title



February 28, 2002                                    /s/Timothy J. Rigas
Date                                                 Signature



                                                     Timothy J. Rigas
                                                     Name/Title



February 28, 2002                                    /s/James P. Rigas
Date                                                 Signature



                                                     James P. Rigas
                                                     Name/Title



February 28, 2002                                    /s/Ellen Rigas Venetis
Date                                                 Signature



                                                     Ellen Rigas Venetis
                                                     Name/Title



February 28, 2002                                    HIGHLAND HOLDINGS
Date

                                                     By:  /s/ Michael J. Rigas
                                                           Signature

                                                     Michael J. Rigas, Partner
                                                     Name/Title

February 28, 2002                                    HIGHLAND 2000, L.P.
Date

                                                     By:  HIGHLAND 2000, LLC

                                                     By:  /s/ Michael J. Rigas
                                                           Signature


                                                     Michael J. Rigas, Authorized Member
                                                     Name/Title



February 28, 2002                                    HIGHLAND 2000, LLC
Date

                                                     By:  /s/ Michael J. Rigas
                                                           Signature


                                                     Michael J. Rigas, Authorized Member
                                                     Name/Title



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